

December 17, 2012

Via E-mail
Douglas G. Smith
Chief Financial Officer
Offshore Group Investment Limited
777 Post Oak Boulevard
Suite 800
Houston, TX 77056

**Re:     Offshore Group Investment Limited**
**Registration Statement on Form S-4**
**Filed November 21, 2012**
**File No. 333-185117**

Dear Mr. Smith:

We have limited our review of your registration statement to those issues we have addressed in our comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 Filed November 21, 2012

General

1.     We note that you are registering the exchange of 7.5% Senior Secured First Lien Notes due 2019 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988).  See also Morgan Stanley & Co.  Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in

these letters and include the representations contained in the Morgan Stanley and
Shearman & Sterling no-action letters.

Disclosure Regarding Forward-Looking Statements, page 1

2.      If you retain this section, revise it to eliminate any suggestion that the disclosure would
        be "subject to the safe harbor provisions of the U.S. federal securities laws." The safe
        harbor for forward-looking statements provided in the Private Securities Litigation
        Reform Act of 1995 does not apply to statements made in connection with a tender offer.
        See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange
        Act. Therefore, please delete the reference to the safe harbor or state explicitly that the
        safe harbor protections it provides do not apply to statements made in connection with the
        offer. See the second numbered comment from our letter to you dated July 8, 2011, in
        connection with one of your prior registration statements related to an exchange offer.

The Exchange Offer, page 42

3.      As written with the conjunction "and," the second half of your fifth bulleted requisite to
        participating in the exchange offer appears to contemplate that a broker-dealer that
        purchased its securities directly from you may participate by complying "with the
        prospectus delivery requirements of the Securities Act in connection with any resale of
        the exchange notes." Please revise to clarify that under no circumstances may a broker-
        dealer that purchased its securities directly from the issuer participate in the exchange
        offer.

Signatures

4.      Instruction 1 to the Signatures section of Form S-4 requires at least a majority of the
        board of directors of each co-registrant (or those performing similar functions) to sign the
        registration statement. In that regard, please revise to confirm that the signatory listed as
        manager of Vantage Delaware Holdings, LLC is performing the functions of a director
        and that he is the sole director. In the alternative, revise to provide the signatures of a
        majority of that board, designated as such. See Instruction 2 to Signatures, Form S-4.

Exhibits

5.      Ensure that you file all the required exhibits for the registrant, Offshore Group
        Investment Limited, and also revise the exhibit index to identify clearly which entity
        constitutes the "Company" to which you refer in several listed exhibits.

6.      With regard to the legality opinions, we remind you and named counsel to please
        consider as appropriate the related staff comments issued in our letters to you dated July
        8, 2011, and August 18, 2011. Also, see generally the guidance contained in

subsequently released Staff Legal Bulletin No. 19 (Division of Corporation Finance, October 14, 2011).

Exhibit 5.1

7.      This opinion includes a subsidiary which does not appear in the "Table of Additional Registrants" prior to the prospectus cover page, and the opinion makes no mention of Marshall Islands law, although it indicates that the additional subsidiary is incorporated or organized there.  In your letter of response, please address this inconsistency.  Also, obtain and file an opinion of counsel which does not include any ambiguity regarding the entities and laws covered.  Lastly, the opinion includes a reference in its introductory paragraph to "certain" of the two listed entities' subsidiaries.  Please refer to comments 7 and 8 from our letter to you dated July 8, 2011.

Exhibit 99.1

8.      Your disclosure, such as appears in romanette (i) in the last paragraph on page 3, suggests that your affiliates may participate in this exchange offer.  Any participation by your affiliates in this offering does not appear to be consistent with the no-action letters on which you intend to rely.  Therefore, please explain to us the basis for your reliance on the prior no-action letters, which you cite at page 6 of the prospectus and elsewhere.  Otherwise, if no affiliates may participate in the exchange, please revise your disclosure in this document and elsewhere, as appropriate, to remove any suggestion to the contrary.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707, with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc:     Mr. Joshua P. Agrons